SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Telenav, Inc.

(NAME OF THE ISSUER)

Telenav, Inc.

V99, Inc.

Telenav99, Inc.

H.P. Jin

Samuel Chen

Fiona Chang

Digital Mobile Venture Limited

Yi-Ting Chen

Yi-Chun Chen

Changbin Wang

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

879455 10 3

(CUSIP Number of Class of Securities)

H.P. Jin

c/o Telenav, Inc.

4655 Great America Parkway, Suite 300

Santa Clara, CA 95054

(408) 245-3800

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lior O. Nuchi Norton Rose Fulbright US LLP 555 California Street San Francisco, California 94104 (628) 231-6817

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$257,362,867.20	$28,078.29

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction value is based on the sum of the aggregate cash payment for (a) the proposed per share cash payment of $4.80 for 47,980,554 shares of Common Stock issued and outstanding as of December 5, 2020, (b) 4,356,710 shares of Common Stock underlying outstanding and unvested restricted stock units (“RSUs”) as of December 5, 2020 (which will either be cancelled in exchange for a cash payment of $4.80 per RSU or substituted into the unfunded, unsecured right to receive a cash payment of $4.80 per RSU), and (c) a maximum of 1,280,000 shares of Common Stock underlying outstanding purchase rights under Telenav’s 2019 Employee Stock Purchase Plan as of December 5, 2020.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,078.29	Filing Party: Telenav, Inc.

Form or Registration No.: Schedule 14A – Preliminary Proxy Statement	Date Filed: December 18, 2020

INTRODUCTION

This Amendment No. 2 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Telenav, Inc., a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.001 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) V99, Inc., a Delaware corporation (“Parent”); (iii) Telenav99, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Purchaser Parties”); (iv) H.P. Jin (“Dr. Jin”); (v) Digital Mobile Venture Limited, a British Virgin Islands company (“Digital”); (vi) Samuel Chen; (vii) Fiona Chang; (viii) Yi-Ting Chen; (ix) Yi-Chun Chen; and (x) Changbin Wang (together with the Purchaser Parties, Dr. Jin, Digital, Samuel Chen, Fiona Chang, Yi-Ting Chen and Yi-Chun Chen, the “Purchaser Group”). Collectively, the persons filing this Final Amendment are referred to as the “Filing Persons.”

This Final Amendment relates to the Agreement and Plan of Merger, dated as of November 2, 2020 and as amended on December 17, 2020 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. On February 17, 2021, pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

Item 10.	Source and Amounts of Funds or Other Consideration

Item 10 is hereby amended and supplemented as follows:

On February 17, 2021, as contemplated by the Commitment Letter, dated as of November 2, 2020 and as amended on December 17, 2020, by and among Dr. Jin, Samuel Chen, Digital and Parent, Parent, as a guarantor, Merger Sub, as borrower, Dr. Jin and Digital, as lenders, entered into that certain Credit Agreement (the “Credit Agreement”), providing for Dr. Jin and Digital to advance loans to Merger Sub (i) to finance the consideration for the Merger to the Company’s equityholders, (ii) to repay or prepay indebtedness required under the Merger Agreement to be repaid or prepaid on the closing date of the Merger, and (iii) to pay all fees and expenses associated with the Merger incurred by Parent, Merger Sub and their affiliates and required to be paid on the closing date of the Merger (“Permitted Uses”), subject to the terms and conditions set forth in the Credit Agreement. The total amount of consideration payable at the closing of the Merger to the Company’s equityholders was approximately $232,000,000. Reference is hereby made to such Credit Agreement, which is attached hereto as Exhibit (b)-(3) and incorporated herein by reference.

Set forth below is a summary of the material terms of the Credit Agreement:

•	Interest Rate: The loans bear interest at a per annum rate equal to 3.8%.

•	Maturity Date: Fifth anniversary of the date on which the first loan is advanced.

•

Payment: The borrower shall repay the outstanding principal amount of the loans on the maturity date and pay interest on the outstanding principal amount of the loans on the maturity date and, at the election of the applicable lender upon five business days’ notice to the borrower, quarterly on the last business day of each March, June, September and December.

•

Availability Period and Commitment Amount: During the period from the date of the Credit Agreement through and including the date that is two years after the closing date of the Merger, each lender is required to make advances to the borrower in an aggregate amount at any time outstanding not to exceed such lender’s pro rata share of the aggregate amount required to fund Permitted Uses, not to exceed $257,000,000, as set forth in the Credit Agreement.

•	Security: The loans are unsecured.

•	Borrower Ratification: Upon consummation of the Merger, the Company became the borrower under the Credit Agreement as successor to Merger Sub.

•	Guaranty: The loans are to be guaranteed by Parent and certain of the subsidiaries of the Company.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On February 16, 2021, at a special meeting of the stockholders of the Company, the stockholders of the Company voted to approve the following proposals: (1) the proposal to adopt and approve the Merger Agreement (such proposal, the “Merger Agreement Proposal”), (2) the proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event that there were not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement, and (3) the nonbinding, advisory proposal to approve compensation that will or may become payable to the Company’s named executive officers in connection with the Merger. The Merger Agreement Proposal was approved by the holders of (i) at least a majority of the outstanding shares of the Company’s common stock and (ii) at least 66 and 2/3% of the outstanding shares of the Company’s common stock not beneficially owned by the Purchaser Group (and any affiliate of any member of the Purchaser Group or trust in which any member of the Purchaser Group are a beneficiary).

On February 17, 2021, the Company completed the previously announced Merger of Merger Sub with and into the Company, whereby the separate corporate existence of Merger Sub ceased and the Company became a wholly-owned subsidiary of Parent. The Merger became effective on February 17, 2021 (the “Effective Time”) pursuant to the Certificate of Merger that was filed with the Secretary of State of Delaware on such date. At the Effective Time, each share of issued and outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Company (other than shares that are owned by the Company as treasury stock) was converted into the right to receive $4.80 in cash, without interest thereon.

In connection with the closing of the Merger, the Company notified the NASDAQ Global Market (“NASDAQ”) on February 17, 2021 of the completion of the Merger and requested that trading in the Common Stock be suspended prior to the opening of trading on February 17, 2021. The Company also requested that NASDAQ file a notification of removal from listing on Form 25 with the SEC to remove the Common Stock from listing on NASDAQ and deregister the Common Stock pursuant to Section 12(b) of the Exchange Act. The Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act with respect to the Common Stock as promptly as practicable.

Item 16.	Exhibits

Item 16 is hereby amended and restated as follows:

Regulation M-A Item 1016

(a) (1)

Definitive Proxy Statement of Telenav, Inc. (incorporated by reference to the Telenav, Inc. Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a) (3)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a) (4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a) (5)	Press release of Telenav, Inc., dated November 3, 2020 (filed as Exhibit 99.1 to Telenav, Inc.’s Current Report on Form 8-K, filed November 3, 2020 and incorporated herein by reference).

(a) (6)	Press release of Telenav, Inc., dated December 3, 2020 (filed as Exhibit 99.1 to Telenav, Inc.’s Current Report on Form 8-K, filed December 3, 2020 and incorporated herein by reference).

(a) (7)	Telenav, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2020, filed August 21, 2020 (incorporated herein by reference).

(a) (8)	Amendment No. 1 to the Telenav, Inc. Annual Report on Form 10-K/A for the fiscal year ended June 30, 2020, filed October 26, 2020 (incorporated herein by reference).

(a) (9)	Telenav, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed November 5, 2020 (incorporated herein by reference).

(a) (10)	Press release of Telenav, Inc., dated February 16, 2021 (filed as Exhibit 99.1 to Telenav, Inc.’s Current Report on Form 8-K, filed February 17, 2021 and incorporated herein by reference)

(a) (11)	Press release of Telenav, Inc., dated February 17, 2021 (filed as Exhibit 99.1 to Telenav, Inc.’s Current Report on Form 8-K, filed February 17, 2021 and incorporated herein by reference).

(b) (1)

Commitment Letter, dated as of November 2, 2020, by and among H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited and V99, Inc. (included as Exhibit 99.2 to Schedule 13D, filed jointly by H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited, Fiona Chang, Yi-Ting Chen, Yi-Chun Chen and Changbin Wang on November 12, 2020, and incorporated herein by reference).

(b) (2)	Amendment to Commitment Letter, dated as of December 17, 2020, by and among H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited and V99, Inc. (filed previously).

(b) (3)

Credit Agreement, dated as of February 17, 2021, by and among V99, Inc., Telenav99, Inc., H.P. Jin and Digital Mobile Venture Limited (included as Exhibit 99.4 to Amendment No. 2 to Schedule 13D, filed jointly by H.P. Jin, Samuel T. Chen, Digital Mobile Venture Limited, Fiona Chang, Yi-Ting Chen, Yi-Chun Chen and Changbin Wang on February 18, 2021, and incorporated herein by reference).

(c)	Opinion of B. Riley Securities, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

(d) (1)

Agreement and Plan of Merger, dated as of November 2, 2020, by and among V99, Inc., a Delaware corporation, Telenav99, Inc., a Delaware corporation, and Telenav, Inc., a Delaware corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2)

Amendment to Agreement and Plan of Merger, dated as of December 17, 2020, by and among V99, Inc., a Delaware corporation, Telenav99, Inc., a Delaware corporation, and Telenav, Inc., a Delaware corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2)

Voting and Support Agreement, dated as of November 2, 2020, by and among the stockholders party thereto and Telenav, Inc. (filed as Exhibit 2.1.1 to Telenav, Inc.’s Current Report on Form 8-K, filed November 3, 2020 and incorporated herein by reference ).

(f) (1)	Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Proxy Statement.

(f) (2)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

TELENAV, INC.

By:	/s/ Steve Debenham
Name:	Steve Debenham
Title:	General Counsel

V99, INC.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer

TELENAV99, INC.

By:	/s/ H.P. Jin
Name:	H.P. Jin
Title:	Chief Executive Officer, President and Treasurer

H.P. Jin

/s/ H.P. Jin

DIGITAL MOBILE VENTURE LIMITED

By:	/s/ Samuel T. Chen
Name:	Samuel T. Chen
Title:	Director

Samuel T. Chen

/s/ Samuel T. Chen

Fiona Chang

/s/ Fiona Chang

Yi-Ting Chen

/s/ Yi-Ting Chen

Yi-Chun Chen

/s/ Yi-Chun Chen

Changbin Wang

/s/ Changbin Wang